UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREGIN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number: 001-34760

THE CASH STORE FINANCIAL SERVICES INC.

(Translation of registrant's name into English)

17631-103 Avenue
Edmonton, Alberta, Canada T5S 1N8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CASH STORE FINANCIAL SERVICES INC.
Date: November 24, 2010
	By:	/s/ Nancy Bland
Nancy Bland Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated November 24, 2010 - Cash Store Financial achieves record trailing 12 month revenue of $180.2 million and record net income of $20.8 million